SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

FlexiInternational Software, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

338923 10 5

(CUSIP Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338923 10 5                                                           SCHEDULE 13G                                                            Page 1 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Stefan R. Bothe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		1,260,696(1)
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		NONE
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		1,260,696(1)
PERSON	8.	SHARED DISPOSITIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,696(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.1% (as of December 31, 2001)(2)
12.	TYPE OF REPORTING PERSON*
IN

(1)	Includes, pursuant to Rule 13d-3, 166,668 shares subject to options exercisable within 60 days after December 31, 2001. Excludes, pursuant to Rule 13d-4, 603,000 shares beneficially owned by Jennifer V. Cheng, Mr. Bothe’s spouse, with respect to which Mr. Bothe disclaims beneficial ownership.
(2)	Based on 17,715,228 shares of common stock issued and outstanding as of December 31, 2001.

CUSIP No. 338923 10 5                                                           SCHEDULE 13G                                                            Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Jennifer V. Cheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES		603,000(3)
BENEFICIALY	6.	SHARED VOTING POWER
OWNED BY		NONE
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		603,000(3)
PERSON	8.	SHARED DISPOSITIVE POWER
		NONE

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
603,000(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.4% (as of December 31, 2001)(4)
12.	TYPE OF REPORTING PERSON
IN

(3)	Includes, pursuant to Rule 13d-3, 61,750 shares subject to options exercisable within 60 days after December 31, 2001 and 5,000 shares held by Cheng Associates, a limited partnership of which Ms. Cheng is the general partner. Excludes, pursuant to Rule 13d-4, 1,260,696 shares beneficially held by Stefan R. Bothe, Ms. Cheng’s spouse, with respect to which Ms. Cheng disclaims beneficial ownership.
(4)	Based on 17,715,228 shares of common stock issued and outstanding as of December 31, 2001.

CUSIP No. 338923 10 5                                                           SCHEDULE 13G                                                            Page 3 of 5 pages

ITEM 1(a)	NAME OF ISSUER:
FlexiInternational Software, Inc.
ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
Two Enterprise Drive Shelton, Connecticut 06484
ITEM 2(a)	NAME OF PERSONS FILING:
Stefan R. Bothe
Jennifer V. Cheng
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
C/o FlexiInternational Software, Inc., Two Enterprise Drive, Shelton, Connecticut 06484
ITEM 2(c)	CITIZENSHIP:
United States (as to both reporting persons)
ITEM 2(d)	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.01 per share
ITEM 2(e)	CUSIP NUMBER:
338923 10 5
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

CUSIP No. 338923 10 5                                                           SCHEDULE 13G                                                            Page 4 of 5 pages

ITEM 4.	OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Stefan R. Bothe	1,260,696(5)
	Jennifer V. Cheng	603,000(6)
(b)	Percent of Class:
	Stefan R. Bothe	7.1%(7)
	Jennifer V. Cheng	3.4%(7)
(c)	Number of shares as to which such person has:
Stefan R. Bothe
	(i) Sole power to vote or to direct the vote	1,260,696 (5)

	(ii) Shared power to vote or to direct the vote	NONE

	(iii) Sole power to dispose or direct the disposition of	1,260,696 (5)

	(iv) Shared power to dispose or direct the disposition of Jennifer V. Cheng	NONE
	(i) Sole power to vote or to direct the vote	603,000 (6)

	(ii) Shared power to vote or to direct the vote	NONE

	(iii) Sole power to dispose or direct the disposition of	603,000 (6)

	(iv) Shared power to dispose or direct the disposition of	NONE

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.     Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable.

(5)	Includes, pursuant to Rule 13d-3, 166,668 shares subject to options exercisable within 60 days after December 31, 2001. Excludes, pursuant to Rule 13d-4, 603,000 shares beneficially owned by Jennifer V. Cheng, Mr. Bothe’s spouse, as to which Mr. Bothe disclaims beneficial ownership.

(6)	Includes, pursuant to Rule 13d-3, 61,750 shares subject to outstanding options exercisable within 60 days of December 31, 2001 and 5,000 shares held 1,260,696 shares beneficially owned by Stefan R. Bothe, Ms. Cheng’s spouse, as to which Ms. Cheng disclaims beneficial ownership.

(7)	Based on 17,715,228 shares of common stock issued and outstanding as of December 31, 2001.

CUSIP No. 338923 10 5                                                           SCHEDULE 13G                                                           Page 5 of 5 pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10.	CERTIFICATIONS.

     Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2002

(Date)

/s/ Stefan R. Bothe

(Signature)

Stefan R. Bothe, Chairman, President and CEO

(Name/Title)

February 4, 2002

(Date)

/s/ Jennifer V. Cheng

(Signature)

Jennifer V. Cheng, Director

(Name/Title)